Exhibit 99.8

Domestic Bank in Vietnam Chooses NICE Real-Time Authentication to
Help Protect Customers from Fraud Attempts

NICE RTA allows the Vietnamese bank to improve customer experience while being on the forefront of new technology

Hoboken, N.J., March 14, 2018 – NICE (Nasdaq: NICE) today announced that a market leading innovative bank will be the first domestic bank in Vietnam to use NICE voice biometrics. The bank chose NICE Real-Time Authentication (RTA) and fraud prevention to further secure banking in their 25 branches and 30 transaction offices.

The bank is leading the Vietnamese banking industry as they continue to invest in cutting edge security solutions to enhance their customers’ banking security. NICE RTA will allow the bank to conduct secure and seamless voice authentication, improving customer experience across multiple channels including live agent, IVR and mobile. Authentication takes place within the first few seconds of the call, during the natural flow of conversation. This automated, rapid and transparent process will help the bank deliver better service while preventing fraud.

Darren Rushworth, President, NICE APAC
“Together with our partner BASE Business Solutions, we are happy to support the bank, a pioneer in the Vietnamese Banking industry. The bank constantly strives to address the growing need to protect their customers against fraud and we are proud to assist in keeping their customers’ information protected, all while simplifying the process. NICE RTA provides secure voice authentication, which delivers quicker and more efficient customer service while also shielding customers from fraud.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.